Exhibit 4.38

Letter Agreements, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and
AudioCodes Ltd., as borrower

(English Summary of Documents in Hebrew)

Date:	July 14, 2008

Parties:	Bank Mizrahi Tefahot Ltd.

Borrower: AudioCodes Ltd.

Loan No. 1:

Principal Amount:	$11.5 million

Currency:	US Dollar

Interest Rate:	LIBOR + 1.3%

Maturity:	July 15, 2013

Principal Repayment:	20 equal quarterly payments.

Interest Repayment:	Quarterly with repayment of principal

Loan No. 2:

Principal Amount:	$3.5 million

Currency:	US Dollar

Interest Rate:	LIBOR + 0.5%

Maturity:	July 15, 2013

Principal Repayment:	20 equal quarterly payments.

Interest Repayment:	Quarterly with repayment of principal

Pledge:

First ranking charge on Borrower’s $3.5 million account held at Lender.

Floating charge on all Borrower’s assets.

First ranking charge on Borrower’s intellectual property, bills of landing, unpaid share capital, goodwill and insurance rights arising from the pledged assets.

First ranking charge on all the securities, documents and third party deeds the Borrower delivers to the Lender in any way, including to collect, deposit and/or secure.

Financial Covenants:

Shareholders’ equity (net of intangible assets, goodwill and loans to affiliated parties):

-	Until December 31, 2009 – not less than $25 million.

-	From December 31, 2009 balance sheet – not less than $30 million and ratio of shareholders’ equity to total assets no less than 15%.

Aggregate short term and long term liabilities to banks and financing institutions (excluding 2% Senior Convertible Notes Due 2024):

-	Not greater than $30 million.

Operating income (US GAAP):

-	At least $3 million for each consecutive four fiscal quarters, commencing December 31, 2008.

-	Operating loss of up to $3 million resulting from stock-based compensation expenses related to option grants to employees under SFAS 123R will not be deemed a breach of the covenant.

Cash and investments:

-	Cash defined as cash and cash equivalents and short term deposits up to one year.

-	Investments defined as long-term deposits up to 2 years and trading bonds with A+ rating maturing in less than 2 years.

-	Until repayment of 2% Senior Convertible Notes Due 2024 in November 2009, cash and investments not less than $120 million and cash balance not less than $15 million.

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Following repayment of 2% Senior Convertible Notes Due 2024 in November 2009, accounts receivable and cash and investments not less than $40 million, cash and investments not less than $20 million and cash balance not less than $15 million.

Lender confirms that it complies with the financial covenants as of the date of the loans.

Other Covenants:

Undertake to agree with Lender on new financial covenants criteria if Borrower changes its accounting principles. If agreement not reached within 30 days or longer period agreed, Borrower has right to accelerate loan.

Current and/or future loans of Shabtai Adlersberg to the Borrower (“Owner Loans”) will be subordinated to Borrower’s liabilities to Lender.

Borrower not permitted to declare dividends, pay management fees, interest or other payments to shareholders, or repay Owner Loans until Borrower’s liabilities to Lender pursuant to the loans are repaid in full.

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The limitation does not prohibit (i) repurchase of shares or convertible notes if Borrower complies with financial covenants or (ii) payments of interest and other payments required pursuant to the convertible notes.

The Borrower undertakes not to dispose of assets in excess of $1 million during a consecutive 12 month period, without Lender’s prior written consent other than in ordinary course of business in arms’ length transactions.

The Borrower undertakes not to acquire or invest in excess of $10 million during a consecutive 12 month period, without prior notice to the Lender, which notice shall not be made prior to a public notice, if required.

The Borrower undertakes to provide ongoing reports to Lender about Borrower’s business and financial position, including copies of financial statements, outstanding collectibles, investment portfolio, litigation, and any violation of covenants, and Lender shall be entitled to meet at any time with Borrower’s accountants to confirm Borrower’s financial position.

Covenant of Shabtai Aldersberg:

Shabtai Aldersberg agrees not to reduce his ownership percentage below 5% without the Lender’s prior written consent, and not to request repayment of any loans he made to the Borrower, and agrees to repay any amounts received in violation thereof.